
epitan

7 March 2005

Attention: Public Affairs,
450 5th Street
NW Washington, DC 20549


05007362

Dear Public Affairs,

Re: Company Announcements

Please find attached company announcements from EpiTan Limited (EPT) for your records.

If I can be of any other assistance please contact me via email :
sandra.rendich@epitan.com.au

Kind regards,

Sandra Rendich
Executive Assistant
EpiTan Limited

Telephone: (03) 9660 4900
Fax: (03) 9660 4999



company announcement

Monday 7 March 2005

EpiTan receives ethics approval for Phase II "Endpoint" study in Sydney

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced it had obtained ethics approval for a Phase II study to evaluate the photoprotective effect of a sustained release dose of Melanotan®. (See Appendix 1).

The trial is designed to validate a specific endpoint for Melanotan for fair-skinned Caucasians – the expected targeted patients for this therapy. The trial aims to establish a "protection" rating for Melanotan similar to that used in sunscreens i.e. Sun Protection Factor or "SPF". Subject to regulatory acceptance, this endpoint will be used in Phase III studies.

The Principal Investigator for the trial will be Professor Ross Barnetson, Head of Dermatology at the Royal Prince Alfred Hospital, Sydney. Professor Barnetson was the Principal Investigator for the company's Phase II Sunburn trial in 2003 using daily liquid injections.

The endpoint trial is scheduled to begin in April 2005 and is expected to take six months to complete. It is anticipated that it will be one of the final trials of Melanotan ahead of Phase III studies.

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a strategy focussed on growing a business centred on niche prescription dermatology products.



The company currently has five products in its portfolio. Its leading drug candidate, for which EpiTan holds exclusive worldwide rights, is Melanotan which is in clinical development. The four other products, for which EpiTan holds the rights for Australia and New Zealand, are Linotar®, Exorex®, Zindaclin® and OraDisc™ A. Linotar and Exorex are in market. Zindaclin and OraDisc A are scheduled to be launched in late 2005 and 2006 respectively.

EpiTan is currently evaluating the in-licensing of other dermatology products to add to its portfolio.

About Melanotan

Melanotan stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultraviolet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to UV radiation.

Melanotan has completed a Phase II clinical trial (daily liquid injections) in Australia which demonstrated that the drug increased melanin content by up to 100% and reduced sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and skin cancer. EpiTan has expanded its clinical studies of Melanotan into Europe (UK, Germany and Finland). These trials have two aims: to assess Melanotan's potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE); and to test an alternative delivery (transdermal) formulation.

Melanotan has a number of delivery formulations in development. The most advanced is a user-friendly, biodegradable sustained release implant which is being used in this Phase II endpoint trial. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those fair-skinned populations that seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the market comprising those people who want a protective tan.


epitan

Appendix 1

Name of Trial:	EP008
Primary endpoint:	A Double-Blind, Randomised, Placebo-Controlled Study to Evaluate the Photoprotective Effect of a Sustained–Release dose of Melanotan in fair-skinned healthy Caucasians
Blinding status:	Double-Blind
Treatment method:	Implant
Number of trial subjects:	48 (includes 24 placebos)
Patient recruitment:	16 per month
Subject selection criteria:	Healthy male and female fair-skinned Caucasians (18-65 years)
Trial location:	Royal Prince Alfred Hospital, Sydney
Expected duration of trial:	6 months

-End-

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 250,000 unlisted incentive options at $0.10 each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	$0.10 per share. Total consideration $25,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 250,000 unlisted incentive options at $0.10 each
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Friday 4 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	128,549,085	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,541,556	EPTAI (Unlisted Incentive options)
		6,667,362	EPTAK (Unlisted Options Expiring 13 Aug 2007 Ex $1.03)
		2,600,000	EPTAM (Unlisted Options Expiring 17 Dec 2007 Ex $1.08

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares rank equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Date: 4 March 2005
(Director/~~Company secretary~~)

Print name: I. M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.



company announcement

Tuesday 1 March 2005

New Company Secretary Appointed

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced that David Iles will take over as Company Secretary effective 1 March 2005.

Iain Kirkwood resigned as Company Secretary following his appointment as Chief Executive Officer on 1 February 2005.

David Iles, a qualified CPA, is currently the Group Accountant for Epitan. He holds a Batchelor of Commerce degree from the University of Otago New Zealand.

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan is currently evaluating the acquisition or in-licensing of other dermatology-products to add to its portfolio.


epitan

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia which demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. EpiTan is expanding its clinical studies of Melanotan in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced is a user-friendly and biodegradable sustained-release implant, administered by a single injection. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

-End-



company announcement

Tuesday 1 March 2005

PMLE trial of Melanotan® to start in Finland

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced both regulatory and ethics approval have been granted for a second PMLE trial of Melanotan in Europe (for details see Appendix 1).

The trial is scheduled to start at the Turku University Central Hospital, Finland. Christer Jansén who is Professor of Dermatology and Department Chairman at University of Turku is the Principal Investigator. Professor Jansén has a wealth of dermatological experience with 40 years clinical research experience and a founding member of the Scandinavian Photo-dermatology Research Group.

PMLE or "sunburn poisoning" is a UV induced skin allergy most prevalent in northern latitudes. Statistics reveal that between 10-20% of US and UK populations suffer from PMLE. PMLE usually appears as small red, burning or itchy eruptions on sun-exposed skin. It is the second most common sun-related skin problem after sunburn as seen by doctors and is most common during the spring and summer months when the level of exposure to UV radiation increases.

This is the second PMLE trial involving Melanotan in Europe. The first began in Düsseldorf in January. The trials have been scheduled for the European winter/spring when people's natural melanin levels are at their lowest. The trials are designed to test whether the melanin-inducing drug Melanotan alleviates the clinical symptoms of PMLE.

The full results of the trial are expected in August.



About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan is currently evaluating the acquisition or in-licensing of other dermatology-products to add to its portfolio.

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia which demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. EpiTan is expanding its clinical studies of Melanotan in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced is a user-friendly and biodegradable sustained-release implant, administered by a single injection. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

Appendix 1

Name of Trial: A pilot, Phase II, open, controlled study to evaluate the safety, tolerability and efficacy of a subcutaneous implant of Melanotan in patients suffering from recurrent Polymorphous Light Eruption

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street, Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au



Primary endpoint:	To determine whether Melanotan implants given as a prophylactic can prevent or reduce the occurrence of symptoms like urticae, vesiculae, papulae, eczema, erythema and itching associated with PMLE
Blinding status:	Open, controlled
Treatment method:	Implant
Number of trial subjects:	15 - 25
Patient recruitment:	8 per month
Subject selection criteria:	Male and Females (18-70 years) diagnosed with PMLE-like syndrome
Trial locations:	Turku University Central Hospital, Finland Hautklinik, Düsseldorf, Germany
Expected duration of trial:	5 months

-End-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EPITAN LIMITED
ABN 88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Iain Kirkwood
Date of last notice	2 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Edward St Consulting Pty Ltd (Director) held on behalf of the Kirkwood Family Trust
Date of change	25 February 2005
No. of securities held prior to change	392,382
Class	Fully Paid Ordinary Shares
Number acquired	100,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.76605 per share / $76,605.00

+ See chapter 19 for defined terms.

No. of securities held after change	1. Edward St Consulting Pty Ltd: 492,382 shares 2. Kirkwood Family Superannuation Fund: 100,000 shares 3. Lyn Kirkwood (spouse): 30,000 shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of 100,000 shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.



company announcement

Thursday 24 February 2005

Half Year Report – Commentary and Highlights

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced its half year results for the six months ended 31 December 2004 and confirmed it was on track to meet major milestones for its leading drug, Melanotan®, and its pharmaceutical products business, EpiTan Pharmaceuticals.

Melanotan Project

EpiTan's primary focus continues to be progressing Melanotan into Phase III trials and commercialisation, which, subject to regulatory approvals, remains on track for 2007. In the past six months the company has advanced Melanotan and has reached four key milestones:

1. Sunburn injury indication – Phase III trials can begin as soon as the company validates a measurable endpoint acceptable to the regulators (study awaiting ethics approval).
2. PMLE indication – studies have started in Europe. If these are successful, the company will have established a second regulatory pathway which, combined with existing Melanotan safety and efficacy data, will allow it to advance rapidly into Phase II/III trials in Europe (and the United States). Approximately 100 million people suffer from PMLE (sun poisoning) worldwide.
3. Substantially stronger intellectual property, with two full international patent filings, covering firstly pharmacogenomics (how an individual's genetic inheritance affects the body's response to drugs) and secondly the efficacy of a lower dose sustained release formulation.
4. Following the completion of a dose escalation study, EpiTan can now finalise a dosage formulation for the sustained release implant to be used in the remaining clinical development.



The company continues to seek one or more partners with whom it can co-develop, co-promote and commercialise Melanotan. As a result of EpiTan's progress highlighted above, the company is committed to ensuring that future partnering arrangements reflect this accretion in value for shareholders.

Sunburn Injury and PMLE
The company's regulatory strategy is clear both domestically and internationally.

In Australia EpiTan is pursuing a sunburn injury indication under its existing CTN (Clinical Trial Notification). The company anticipates one clinical trial to be completed ahead of the start of Phase III trials. This trial will validate a measurable endpoint for the sunburn injury indicator. The protocol for this trial is currently awaiting ethics approval from the Royal Prince Alfred Hospital in Sydney. The investigator is Professor Ross Barnetson, who assisted with the development of the study and is well acquainted with Melanotan.

EpiTan intends to move Melanotan into Phase III trials later this year/early next year in both Australia and overseas. The final number of subjects and trial protocol will be agreed with the regulators.

EpiTan's international strategy for Melanotan is currently based on PMLE as a therapeutic indication. Trials began in Europe late last year and will continue during the northern hemisphere winter. By early spring (March/April) the company should know whether these proof-of-concept studies support the PMLE indication. If these studies are successful, the company expects to initiate Phase II/III trials for PMLE during the next Northern Hemisphere winter (late 2005) in multiple sites across Europe and the United States. Several sites have already been identified as having the technical capability, for example UV radiation facilities, to carry out future studies of PMLE or indeed sunburn injury.

The company has recruited an experienced regulatory affairs manager, Dr Dennis Wright, who will join the scientific/technical team and assist in the Phase III planning.

Intellectual Property
Earlier this month EpiTan filed for a full international patent for sustained release. The patent application follows discoveries from preliminary data obtained in clinical trials of Melanotan during 2004. The unexpected results relate to the increased efficacy of Melanotan when given at significantly lower dose levels in a sustained manner.

If granted, this patent should be of significant commercial benefit because it will prevent any potential competitor from delivering Melanotan in any sustained release formulation including implant, topically, orally (a pill) or other.

Drug Formulation
During the half year ended 31 December 2004 the dose escalation study was completed successfully and the data collected is now providing a clear basis on which to formulate a final implant.

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au


epitan

Pharmaceutical Products Business

EpiTan has made good progress in establishing a niche pharmaceutical products business centred on prescription dermatology drugs. The drug portfolio now stands at four products which have been acquired or in-licensed from international pharmaceutical companies in Europe, USA and South Africa.

The business is well positioned to generate positive cash flow and an excellent return on investment in 2006. The pharmaceutical products sales targets are expected to exceed $5 million in the next financial year.

In October 2004, the pharmaceutical products business commissioned a Medical Advisory Panel. The major objectives of the panel are to assist in assessing overseas products for in-licensing and advising on areas of clinical need in dermatology for Australia.

Panel members, all of whom are leading dermatology opinion leaders, are:

- Dr. Peter Foley (Chairperson) – Senior Lecturer Dermatology, University of Melbourne, St Vincent's Hospital
- Professor Ross Barnetson – Head of Dermatology, Royal Prince Alfred Hospital. Sydney
- Dr James Muir – Dermatologist, Mater Hospital, Brisbane
- Dr Chris Baker – Director of Clinical Dermatology, St. Vincent's Hospital, Melbourne

A solid sales platform is developing ahead of the forecast launch of Melanotan in Australia in 2007. Discussions are also taking place with a number of pharmaceutical companies on co-promotional strategies for Australia.

Financial Performance

After fully expensing all drug development costs, including inventories of drug and dose formulation held for future clinical trials, EpiTan recorded a loss after tax of $4.8 million for the six months to 31 December 2004 (previous corresponding period – net loss $3.8 million).

Cash on hand at 31 December 2004 was $10.3 million ($7.6 million in 2003).

Revenues for the six months, comprised entirely of interest income, were $268,000 ($168,000 in 2003).

$10.06 million additional capital was raised during the first half year for working capital. In August 10.5 million new ordinary shares were issued at $0.76 per share as well as 6.67 million unlisted options. The options have an exercise price of $1.03 and expire in August 2007. In December 2.6 million shares were issued at $0.80 per share as well as 2.6

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au



million unlisted options. These options have an exercise price of $1.08 and expire in December 2007.

A total of $118,753 was received as a result of the exercise 895,846 unlisted incentive options.

Corporate Governance
The board has substantially updated its corporate governance protocol to reflect the higher standards now expected of publicly listed companies. These are scheduled to be formally adopted by the board at its next meeting in early April.

About EpiTan
EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan is currently evaluating the acquisition or in-licensing of other dermatology-products to add to its portfolio.

About Melanotan
Melanotan has completed a Phase II clinical trial in Australia which demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. EpiTan is expanding its clinical studies of Melanotan in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).
Melanotan has a number of delivery formulations in development. The most advanced is a user-friendly and biodegradable sustained-release implant, administered by a single injection. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

-End-

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

Appendix 4D

Half Yearly Report
Half Year Ended 31 December 2004

Name of entity

EPITAN LIMITED

ABN or equivalent company reference	Half year ended ('current period')
88 089 644 119	31 December 2004 (previous corresponding period: 31 December 2003)

Results for announcement to the market

			$A'000
Revenues from ordinary activities	Up 60%	to	268
Profit (loss) from ordinary activities after tax attributable to members	Up 26%	to	(4,802)
Net profit (loss) for the period attributable to members	Up 26%	to	(4,802)

Dividends (distributions)	Amount per security	Franked Amount Per security
Final dividend *	*Nil¢	*Nil l¢
Interim dividend	*Nil ¢	*Nil ¢

EpiTan Limited has not paid any dividends during the 2003 financial year.

Previous corresponding period (30 June 2003)	Nil ¢	Nil ¢
Record date for determining entitlements to the dividend	N/A	N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

• Not applicable

Commentary on Results

For commentary on the results of EpiTan Limited refer to the Half-Year Report in conjunction with the details and explanations provided herewith.

Ratios and Other measures

NTA backing	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	11 cents	6 cents

Additional Disclosure

As per ASX listing rule 4.2A.3, for the six month period ending 31 December 2004:

Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or groups of entities) since the date in the current period on which control was +acquired	N/A
Date from which such profit has been calculated	N/A
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity 9or group of entities) fro the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
Date to which the profit (loss) has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extra ordinary items after tax of the controlled entity(or group of entities) while controlled during the whole of the previous corresponding period	N/A

Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A
+Record date determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if +securities are not +CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH business Rules if +securities are +CHESS approved)	N/A
If it is a final dividend, has it been declared?	N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint ventures entities':	Current Period $A'000	Previous Corresponding period - $A'000
Profit (loss) from ordinary activities Before tax	N/A	N/A
Income tax on ordinary activities	N/A	N/A
Profit (loss) from ordinary activities after tax	N/A	N/A
Extraordinary items net of tax	N/A	N/A
Net profit (loss)	N/A	N/A
Adjustments	N/A	N/A
Share of net profit (loss) of associates and joint venture entities	N/A	N/A

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY
FINANCIAL REPORT
HALF YEAR ENDED
31 DECEMBER 2004

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

INDEX

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entity for the half year ended 31 December 2004.

DIRECTORS

The names of directors in office at any time during or since the end of the half year are:

Dr W.A. Millen
Dr H.P.K. Agersborg
Dr T.E. Winters
Mr S.R. McLiesh
Mr I.M.C.Kirkwood (appointed 1 February 2005)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

REVIEW AND RESULTS OF OPERATIONS

Highlights for the half year period

Financial:

- $10.06 million additional capital was raised during the first half year for working capital. In August 10,500,000 new ordinary shares and 6,667,362 unlisted options were issued for $0.76 per share. The options have an exercise price of $1.03 and expire in August 2007. In December 2,600,000 shares and unlisted options were issued for $0.80 per share. The options have an exercise price of $1.08 and expire in December 2007.

- A total of $118,753 was received as a result of the exercise 895,846 unlisted incentive options.

- Cash balance totaled $10.3 million at 31 December 2004.

- Market capitalisation was $116 million at 31 December 2004.

Melanotan Project:

The Melanotan project continued to make solid progress both on a clinical and regulatory level during the first half of the financial year. Key highlights include:

- Completion of a Phase I/II dose escalation study involving the new smaller sustained release solid injectable. The Queensland trial, which resumed in June 2004, involved four cohorts of six subjects receiving the newly developed smaller sustained release solid injectable implant which contained different levels of Melanotan®. The data from this trial is currently being examined and the commercial version of the implant is in development.
- Filing of the provisional patent for sustained release (the full patent was filed in February 2005). In addition, EpiTan filed a provisional patent in the United States encompassing a topical delivery formulation for Melanotan.
- The first PMLE trial started in Düsseldorf, Germany with recruitment of PMLE sufferers - 7 subjects have entered the trial to date;
- UK regulatory approval received to commence the company's first topical trial;
- Appointment of an experienced Regulatory Affairs Manager;

Pharmaceutical Products:

- The growth of the pharmaceutical products business continues to advance and the company has now secured a total of four products.
- Two of these products, Linotar and Exorex, were launched in February.
- Two further drugs Zindaclin and OraDisc™ A are awaiting Australian regulatory approval and are expected to be launched in the next fiscal year. Zindaclin is already being sold in the UK by Stakan plc and OraDisc™ A received FDA approval in September 2004.
- A Medical Advisory Panel was established in September 2004 comprising:
    - Dr. Peter Foley (Chairperson) – Senior Lecturer Dermatology, University of Melbourne, St Vincent's Hospital
    - Prof. Ross Barnetson – Head of Dermatology, Royal Prince Alfred Hospital, Sydney
    - Dr James Muir – Dermatologist, Mater Hospital, Brisbane
    - Dr. Chris Baker – Director of Clinical Dermatology, St. Vincent's Hospital, Melbourne
- Two further drugs are expected to be signed by the end of this fiscal year which will increase the company's portfolio to six drugs.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

AUDITOR INDEPENDENCE DECLARATION:

The independence declaration of our auditor is on page 4 and forms part of this Directors' Report.

Signed in accordance with a resolution of the Board of Directors:



DIRECTOR

Dated this 24th day of February, 2005.

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration to the directors of EpiTan Limited

I declare that, to the best of my knowledge and belief, in relation to our review of EpiTan Limited for the half-year ended 31 December 2004 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001; and

(ii) no contraventions of any applicable code of professional conduct.



William Buck
Chartered Accountants



Ken Glynn
Lead Audit Partner

Dated this 24th day of February 2005.
Melbourne, Australia.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		31 December 2004 $	31 December 2003 $
Revenues from ordinary activities	2	268,147	168,066
Total expenses from ordinary activities	2	(5,070,098)	(3,975,081)
Profit(loss) from ordinary activities before related income tax expense		(4,801,951)	(3,807,015)
Income tax expense (benefit) relating to ordinary activities		-	-
Profit(loss) from ordinary activities after related income tax expense		(4,801,951)	(3,807,015)
Net profit(loss)		(4,801,951)	(3,807,015)
Net profit(loss) attributable to members of EpiTan Limited		(4,801,951)	(3,807,015)
Total changes in equity other than those resulting from transactions with owners as owners		(4,801,951)	(3,807,015)
Basic earnings per share - cents per share		(3.7)	(3.6)

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CONDENSED STATEMENT OF FINANCIAL POSITION
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	31 December 2004 $	31 December 2003 $
CURRENT ASSETS		
Cash Assets	10,270,713	7,550,762
Receivables	34,890	10,545
Other	252,542	73,439
TOTAL CURRENT ASSETS	10,558,145	7,634,746
NON CURRENT ASSETS		
Property,plant and equipment	165,562	141,236
Intangible assets	4,102,233	4,810,252
TOTAL NON CURRENT ASSETS	4,267,795	4,951,488
TOTAL ASSETS	14,825,940	12,586,234
CURRENT LIABILITIES		
Payables	1,045,579	551,506
Provisions	124,018	83,047
TOTAL CURRENT LIABILITIES	1,169,597	634,553
TOTAL LIABILITIES	1,169,597	634,553
NET ASSETS	13,656,343	11,951,681
EQUITY		
Contributed equity	35,097,749	24,808,422
Accumulated losses	(21,441,406)	(12,856,741)
TOTAL EQUITY	13,656,343	11,951,681

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	31 December 2004 $	31 December 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Refund from ATO	184,271	194,781
Payments to suppliers and employees	(5,124,559)	(3,602,344)
Interest received	254,338	145,274
Net cash provided by (used in) operating activities	(4,685,951)	(3,262,289)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(91,832)	(13,545)
Payments for trademarks	-	(10,742)
Payments for licenses	(35,663)	-
Payments for patents	-	(2,496)
Net cash provided by (used in) investing activities	(127,496)	(26,783)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of ordinary shares	10,135,000	9,108,237
Payment of share issue costs	(531,207)	(880,256)
Net cash provided by (used in) financing activities	9,603,792	8,227,981
Net increase/(decrease) in cash held	4,790,346	4,938,909
Cash at beginning of the year	5,480,367	2,611,853
Cash at end of the year	10,270,713	7,550,762

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

1. STATEMENT OF ACCOUNTING POLICIES

a) BASIS OF PREPARATION OF THE HALF YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial report of EpiTan Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by EpiTan Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The half-year financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accountancy Standards Board and the Corporations Act 2001. The half-year financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies applied in this report are consistent with those applied in the 30 June 2004 Annual Financial Report.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

b) ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

EpiTan Limited has reviewed its accounting policies and financial reporting in light of the transition from current Australian Standards to Australia Equivalents of International Financial Reporting Standards (IFRS) for the year ended 30 June 2005. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of EpiTan Limited. At this stage the company has not been able to reliably quantify the impacts on the financial report.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

1. STATEMENT OF ACCOUNTING POLICIES (CONT'D)

Impairment of Assets
Under the Australian equivalent of IAS36 Impairment of Assets the recoverable amount of an asset is determined as the higher of the net selling price and its value in use. This will result in a change in the entity's accounting policy which determines the recoverable amount of an asset will be recognized sooner and that the amount of write downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impractical because the conditions under which impairment will be assessed are not yet known.

Intangible Assets
Under the Australian equivalent to IAS38 Intangible Assets, costs incurred in the research phase of the development of internally generated intangible must be expensed. This will result in a change in the group's current accounting policy which allows for the capitalization of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred. As the entity has not capitalized any research costs to date, there will be no adjustment required upon adoption of this policy.

Share based payments
Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognize an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impractical as the details of future equity based remuneration plans are not known.

Income Taxes
Under the Australian equivalent to IAS 12 Income Taxes, the company will be required to use a balance sheet liability method which focuses on the tax effect of transactions and other events that affect amounts recognized in either the Statement of Financial Position or a tax based balance sheet. As the entity has significant tax losses at 31 December 2004, reliable estimation of the future financial effects of this change in accounting policy is impractical.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

(a) Specific Items

Profit/(loss) from ordinary activities before income tax expense includes the following revenue and expenses whose disclosure is relevant in explaining the financial performance of the entity.

	31 December 2004 $	31 December 2003 $
(i) Revenues from ordinary activities		
Interest revenue – other persons	268,148	168,066
(ii) Expenses from ordinary activities		
Depreciation	16,333	19,485
Amortisation of sub-licence	373,649	373,649
Research & development costs	2,463,064	880,461

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

3. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or provided for in either the half year or prior reporting periods.

4. SEGMENT INFORMATION

The economic entity operates solely in the biotechnology industry. The economic entity operates predominantly in Australia.

5. CONTINGENT ASSETS AND LIABILITIES

The economic entity has no material contingent assets or liabilities.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' DECLARATION

In the opinion of the directors:

1. the financial statements and notes, of the company and of the consolidated entity, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2004 and of their performance for the half year ended on that date;
   (b) complying with Accounting Standards and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.



Director

Dated this 24th day of February, 2005.

William Buck
Business Advisors
Chartered Accountants

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF EPITAN LIMITED & CONTROLLED ENTITY

Scope

We have reviewed the half year financial report of Epitan Limited & controlled entity for the half year ended 31 December 2004 comprising the Consolidated Statement of Financial Performance, Consolidated Statement of Financial Position, Consolidated Statement of Cash Flows, notes to and forming part of the financial statements and the Directors' Declaration.

The half year financial report includes the financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the half year financial report.

We have performed an independent review of the half year financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the half year financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section of Epitan Limited and controlled entity is not in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



WILLIAM BUCK
Chartered Accountants

Dated this 24th of February 2005.



Ken Glynn
Partner

Level 2, 215 Spring Street, Melbourne VIC 3000 Australia • GPO Box 4984WW, Melbourne VIC 3001 • DX39320 Port Melbourne
Telephone (61 3) 8663 6000 • Facsimile (61 3) 8663 6333 • Email info@williambuckvic.com.au • Web www.williambuck.com.au



company announcement

Monday 14 February 2005

EpiTan files for full international patent for sustained release

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced that it has filed for a full international patent through the Australian Patent Office. The patent application follows discoveries from preliminary data obtained in recent clinical trials of Melanotan®. The unexpected results relate to the increased efficacy of Melanotan when given at significantly lower dose levels in a sustained manner.

The patent was filed to protect the use of Melanotan in all anticipated sustained release delivery formulations, including implant, topically, orally (a pill) or other.

EpiTan's intellectual property counsel confirmed that if this patent application is granted, EpiTan is likely to have 20 years of commercial exclusivity for Melanotan, in sustained release delivery methods.

Previously Melanotan has been delivered as a daily bolus injection which required significantly higher quantities of drug. EpiTan has discovered that improved efficacy is obtained with a much lower dose when Melanotan is delivered using a sustained release formulation.

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV



radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan is currently evaluating the acquisition or in-licensing of other dermatology-products to add to its portfolio.

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia which demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. EpiTan is expanding its clinical studies of Melanotan in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced is a user-friendly and biodegradable sustained-release implant, administered by a single injection. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

-End-

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au